Filed by Time Warner Cable Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

(Commission File No. 001-33335)

The following material was made available to Time Warner Cable Inc.’s Human Resources staff.

TWC and Comcast

• TWC and Comcast have been behind all of the industry’s most important innovations of the last 25 years, and this potential merger could accelerate the pace of that innovation.

• We are creating what is without question a world-class technology and media company.

• The combined company should provide opportunities for our employees and a superior, best-in-class experience for our customers.

About Comcast Comcast is leading the industry with digital implementation and has already implemented an all-digital platform across most of its systems.

Comcast…

–is a technology leader in broadband, and customers will benefit from its investment in high-speed data services

–has increased Internet speeds 12 times in the past 12 years across its entire footprint

–led the industry in the deployment of DOCSIS 3.0

–offers speeds of up to 505 mbps in the NE and up to 105 mbps nationally

Comcast’s subscribers have access to the most comprehensive video experience, including:

–The cloud-based X1 Entertainment Operating System

–50,000 video on demand choices on television

–300,000 plus streaming choices on XfinityTV.com

–XFINITY TV mobile apps

Shared Values and Commitment to Customers

• Comcast shares our values and our commitment to delivering outstanding customer experiences.

• The combined company will

–  have the scale to deliver an even faster pace of innovation

–  be much better positioned to compete against much larger competitors in Business Services

–  give advertising clients the ability to reach consumers more efficiently

–  invest in a state of the art network that is fast, reliable and provides a foundation for superior customer service

• Comcast’s management has built a great company, and together with TWC it will be even better

What Now?

• We have to stay on track and execute the plan that we have laid out for 2014.

• We’re counting on you to help us deliver the improved customer experience discussed at the recent Town Hall meeting.

–  If the deal closes, we need to deliver a strong company.

–  If the deal doesn’t close, we need to be prepared to continue operating successfully and independently.

What’s Next?

• Transactions of this magnitude require regulatory approval, so the merger will take months to complete.

• Comcast employs more than 136,000 people and it is going to need the majority of TWC’s 52,000 people to continue serving customers, whether you are in residential, business or media services, or in one of the functional groups that support them.

Our Commitment to You

• We’re committed to keeping you apprised every step of the way. We’ll share information with you as it becomes available through regular updates.

–  We’ve added a new section to Channel You that focuses solely on providing merger information and answering your questions.

–  If you want to submit a question, email ask.twc@twcable.com.

• For now, we must all keep our focus.

• It is more important than ever that we continue to execute our very aggressive business plan.

Keep Watching Channel You

•Watch for more information on Channel You!

• We want your questions to keep on coming, and we hope you take the time to ask them.

• To address as many questions as possible in a timely manner, we’re dedicating an entire area of Channel You to providing you with TWC/Comcast merger information.

• All the information in this note will be posted there for your reference, along with a lot more. Stay tuned!

•Do you have a question? Email ask.twc@twcable.com.

Important Information For Investors And Shareholders

In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast and Time Warner Cable will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Comcast registration statement on Form S-4 that will include a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable. INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast will be available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 15, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013. Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013 and August 16, 2013. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction related issues. Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Comcast and Time Warner Cable assume no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Questions?
ask.twc@twcable.com
Please don’t hesitate to ask questions, but be patient if we don’t have all the answers yet. We’re all in this together!